Schering: Well positioned for future growth

Berlin, March 5, 2004 - Schering AG (FSE: SCH, NYSE: SHR) today published its Group Annual Report and Accounts for 2003 on the occasion of its Annual Press Conference.

Schering reported an organic growth in net sales of 6% in 2003. Net sales of major products, including Betaferon(R) (+8%), Yasmin(R) (+115%), Mirena(R) (+29%) and Campath(R) (+58%), grew strongly in local currencies. Total net sales of top-selling products rose by +12% after adjusting for currency effects. In euros, total net sales decreased by 4% to EUR4,828m.

"Despite the difficult environment, our business performed well in 2003", said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "We will make the most of our opportunities in the USA and exploit the great potential our product pipeline offers. We are in an excellent position to drive advances in medicine through innovations."

"We confirm our forecast for the business year 2004, in which we expect mid single digit growth in net sales in local currencies", said Dr. Joerg Spiekerkoetter, CFO of Schering AG. "Schering will once again buy back shares in 2004. The Executive Board has committed to a share buyback program of up to four million shares to take place throughout 2004."

At EUR686m, operating profit was down 7% on the previous year's figure. Marketing and selling costs declined to a greater extent (-6%) than net sales to EUR1,525m. Engineering and administration costs were flat year-on-year at EUR566m. Research and development costs decreased by 2% to EUR924m (2002: EUR947m). Their ratio to net sales remained stable, at 19%. The improvement in net Other operating income and expenses in the amount of EUR 34m was mainly due to greater gains from exchange rate hedges.
The financial result improved by EUR38m compared to 2002. This was due, among other things, to profits from the sale of investments.

Net profit decreased from EUR867m in 2002 to EUR443m in 2003 and was thus 5% below the previous year's figure* of EUR464m after adjusting for currency effects. Basic earnings per share amounted to EUR2.28, down from EUR4.39 in 2002 (-3% compared to the previous year's figure* of EUR2.35.)

* Previous year's figures adjusted for one-time effects, in particular from the sale of our share in Aventis CropScience

An analyst conference call, in English language, will be held and audio webcast on our website www.schering.de at 16.00 hours CET.


Upcoming Dates:

April 16, 2004: Annual General Meeting in Berlin
April 26, 2004: Publication of the Interim Report Q1 2004

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de

Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de


Find additional information at: www.schering.de/eng